Exhibit 99.1

TOP IMAGE SYSTEMS LTD.
1 B.S.R. Tower, 2 Ben Gurion St.
Ramat Gan
Israel
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
November 25, 2010

Notice is hereby given that the Annual General Meeting (the “Meeting”) of the shareholders of Top Image Systems Ltd. (the “Company”) will be held at the Company’s offices at 1 B.S.R. Tower, 2 Ben Gurion St., Ramat Gan, Israel, on November 25, 2010 at 10:00 a.m. (local time) for the following purposes:

(1)	To elect four directors until the next annual general meeting of the Company.
(2)	To reelect one external director.
(3)	To approve the terms of compensation of the Company’s Directors.
(4)	To approve the terms of compensation of the Company’s Chief Executive Officer for 2011.
(5)	To approve the terms of compensation of the active chairman of the Company’s board of directors (the “Board of Directors”) for 2011.
(6)	To approve the exemption from liability of the Company’s directors and officers that is part of a proposed arrangement with the Company’s debenture holders.
(7)
To extend the appointment of Kost, Forer & Gabbay as the independent public accountants of the Company until the next annual general meeting of the Company and to authorize the Board of Directors to determine the remuneration of such auditors in accordance with the volume and nature of their services, subject to the approval of the audit committee of the Company (the “Audit Committee”).

(8)	To review the Company’s consolidated Financial Statements for the year ended December 31, 2009.

Only Shareholders of record at the close of business on October 27, 2010 (the “Record Date”) will be entitled to receive notice of and to vote at the Meeting and any adjournments thereof (“Shareholders”).

Review of Documents

Prior to the Record Date, the Company published a press release which is available on the website of the U.S. Security and Exchange Commission at http://www.sec.gov, on the Israel Securities Authority’s website at http://www.magna.isa.gov.il, on the Tel Aviv Stock Exchange site http://www.tase.co.il (both, the “Distribution Sites”) and on the Company’s website at www.TopImageSystems.com and made this notice and proxy statement available on the Distribution Sites, together with related proxy card and financial statements  for the year ended on December 31, 2009.  Shareholders also may review a copy of all the above mentioned documents at the Company’s offices at the address stated above during regular working hours and subject to prior appointment (Tel: +972-3-7679100). Shareholders are entitled to receive a copy of the proxy statement, the proxy card, all position notices and the annual report at their request from the Company.

Each member of the Tel Aviv Stock Exchange (“TASE”) will email, without charge, a link to the Distribution Sites, to each Shareholder who is not listed in the Company’s shareholder register and whose shares are held through a TASE member, unless he or she has notified the TASE member that he or she is not interested in receiving such link or wishes instead to receive the proxy statement, the proxy card and the position notices by regular mail (with the costs of  mailing  borne by him or her).

Voting

Shareholders who do not expect to attend the Meeting in person are requested to print out, mark, date and sign the proxy card posted with the proxy statement and mail it as promptly as possible to the Company’s above-listed address.  A Shareholder may also choose to mark, date, sign and mail the proxy card received by mail.

Shareholders who hold their shares through members of TASE who wish to vote their shares, in person or by proxy, should obtain a certificate signed by that member of TASE which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings), 2000 as proof of ownership of the shares, present such certificate at the Meeting or attach it to a duly executed proxy card. Such certification may be obtained at the TASE member’s offices or may be sent to the Shareholder by mail (subject to payment of the cost of mailing), at the election of the Shareholder, provided that the Shareholder’s request was with respect to a specific securities account. A Shareholder who holds its shares in “street name” (meaning in the name of a bank, broker or other record holder, other than through a member of TASE), must either direct the record holder of its shares on how to vote such shares or obtain a legal proxy from the record holder to vote the shares at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such shares.

Submission of Proxy Card

A duly executed proxy card must be received by the Company no later than November 22, 2010 10:00 a.m. (Israel time), i.e. 72 hours before the Meeting, in order to be counted in the vote to be held on the Meeting.

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Submission of Position Notices

A Shareholder of the Company may address the other Shareholders in writing through the Company in an attempt to influence the manner in which the Shareholders will vote with regard to any proposal. Position notices must be submitted to the Company no later than the close of business on November 1, 2010.  Any position notice submitted to the Company at a later date will be ignored.

Voting through Agent; No Internet Voting

A Shareholder may appoint a voting agent to vote in its place by signing a writ of appointment in accordance with the Company’s Articles of Association.

The Company does not allow voting through the Internet.
By Order of the Board of Directors TOP IMAGE SYSTEMS LTD. Izhak Nakar Active Chairman of the Board of Directors

Date: October 20, 2010

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PROXY STATEMENT

TOP IMAGE SYSTEMS LTD.

1 B.S.R. Tower, 2 Ben Gurion St.
Ramat Gan
Israel
ANNUAL GENERAL MEETING OF SHAREHOLDERS

November 25, 2010

By this proxy statement (the “Proxy Statement”), the Board of Directors (the “Board of Directors”) of Top Image Systems Ltd. (the “Company”) hereby solicits a proxy for use at the Company’s Annual General Meeting of Shareholders (the “Meeting”) to be held at the Company’s offices at 1 B.S.R. Tower, 2 Ben Gurion St., Ramat Gan, Israel on November 25, 2010 at 10:00 a.m. (Israel time) or at any adjourned date.

VOTING PROCEDURES

Shareholders who are unable to attend the Meeting in person should print out, mark, date and sign the proxy card (the “Proxy Card”) posted on the Distribution Sites (defined herein) together with the notice of Annual General Meeting of Shareholders (the “Notice”) and this Proxy Statement and mail it as promptly as possible to the Company as specified in the Notice. A Shareholder who receives a Proxy Card by mail may complete, date and sign the Proxy Card and return it to the Company in a pre-addressed envelope which is included in the mailing.  A Shareholder who holds its shares through a member of the Tel Aviv Stock Exchange (“TASE”) who wishes to vote its shares, in person or by proxy, should obtain a certificate signed by a member of the TASE which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings), 2000 as proof of ownership of the shares, present such certificate at the Meeting or attach it to a duly executed proxy card. A Shareholder who holds its shares in “street name” (meaning in the name of a bank, broker or other record holder, other than through a member of TASE), must either direct the record holder of its shares on how to vote such shares or obtain a legal proxy from the record holder to vote the shares at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such shares. The Proxy Card and such proxies will also serve as a voting deed (ktav hatzba’a) as that term is defined under the Israeli Companies Law of 1999 (the “Companies Law”).

Upon the receipt of a properly executed Proxy Card, no later than November 22, 2010 10:00 a.m. (Israel time), i.e. 72 hours before the Meeting and, if shares are held through a member of TASE, the proper proof of ownership as described in the Notice, the persons named as proxies therein will vote the ordinary shares, par value New Israeli Shekel (“NIS”) 0.04 of the Company, (the “Ordinary Shares”) covered thereby in accordance with the instructions of the Shareholders executing the Proxy Card. In the absence of such instructions, the Ordinary Shares represented thereby will be voted in favor of each of the proposals discussed in this Proxy Statement and for each of the nominees for Directors below. Abstentions will be deemed as neither a vote “FOR” nor “AGAINST” a proposal, although they will be counted in determining whether a quorum is present.

 The proxy solicited hereby may be revoked no later than 24 hours prior to the Meeting, by delivering a written revocation to Ms. Gili Shalita, CFO of the Company. Such proxy-revoking Shareholder may vote by attending the Meeting. Directors, officers and employees of the Company may also solicit proxies by telephone, fax, email and personally. Brokers, custodians and fiduciaries may be requested to forward proxy soliciting material to the beneficial owners of Shares held in their names, and the Company may reimburse them for their reasonable out-of-pocket costs.

Except with regard to Position Notices described below, the Company will bear the cost of the preparation and publication of its proxy materials and the solicitation of proxies.

SHAREHOLDERS’ POSITION NOTICES

The Companies Law provides that, with regard to those matters that may be voted upon by proxy, the Board of Directors or any Shareholder of the Company may address the Shareholders in writing through the Company in an attempt to influence the manner in which the Shareholders will vote (a “Position Notice”). Any Shareholder who desires to submit a Position Notice must submit it to the Company no later than the close of business in Israel on November 1, 2010. The Company may respond to such Position Notices no later than November 14, 2010.

The Company will publish all Position Notices which have been submitted in a timely manner through the following websites: http://www.tase.co.il., http://www.magna.isa.gov.il and http://www.sec.gov (the “Distribution Sites”). Copies of such Position Notices may also be obtained for no charge at the Company’s offices (at the address listed at the beginning of this Proxy Statement). The Company will also send to each record holder a copy of each Position Notice timely submitted to it no later than November 14, 2010. The Company will be entitled to reimbursement from the Shareholder who provides such Position Notice for the reasonable cost incurred in sending the Position Notice to the Shareholders. In case of a Position Notice sent by Shareholders holding shares of the Company having a value of NIS 10,000 or more, (determined according to the closing price of the Ordinary Shares on the day immediately preceding the Record Date), such fees will not exceed NIS 200 (approximately $56).

INSPECTION OF PROXY CARDS

One or more Shareholders of the Company’s Ordinary Shares representing five percent or more of the total voting rights of the Company and also one or more holders of that percentage of the voting rights not held by a controlling Shareholder (as defined in Section 268 to the Companies Law) will be entitled to inspect Proxy Cards in accordance with the provisions of Regulation 10 of the Israeli Companies Regulation (Proxy Forms and Position Notices) - 2005.

As of October 10, 2010, the total number of Ordinary Shares representing 5% of the total number of voting rights of the Company was approximately 470,032 shares.

As of October 10, 2010, the total number of Ordinary Shares representing 5% of all voting rights of the Company not held by a controlling Shareholder as set forth above was approximately 327,638 shares.

RECORD DATE, QUORUM AND REQUIRED MAJORITY

Only holders of record of Ordinary Shares at the close of business on October 27, 2010 (the “Record Date” and such holders, “Shareholders”) are entitled to notice of, and to vote at, the Meeting. On October 10, 2010, 9,400,638 Ordinary Shares were outstanding and entitled to vote. Each Ordinary Share is entitled to one vote on each matter to be voted at the Meeting. All of the Shareholders of the Company have the same voting rights.

The attendance at the Meeting of two or more Shareholders, personally, by their representatives or by proxy, who hold 33 1/3% of the voting power of the Company will constitute a quorum for the Meeting. If no quorum is present within a half hour after the time appointed for the holding of the Meeting, the Meeting will stand adjourned to the same day in the following week, at the same time and place, with no need for any notice to the Shareholders. If there is no quorum present at a postponed meeting, the meeting may be postponed to another date.

Except for (i) the election of the External Director, and (ii) the approval of the Exemption Section (as defined below), the resolutions set forth in this Proxy Statement require a simple majority of the total number of votes cast at the meeting, whether such votes are cast in person or by proxy.

The election of the external Director and the approval of the Exemption Section  require a simple majority the total number of votes cast at the meeting, whether such votes are cast in person or by proxy, provided that either:

—	the majority includes at least a third of the votes of non-controlling shareholders who are present in person or by proxy, where abstentions are not counted as votes; or
—	the total number of shares held by non-controlling shareholders who voted against the election of the external Director does not exceed one percent of the aggregate voting rights in the company.

Each shareholder that delivers a signed proxy to the Company must indicate on the appropriate place on the proxy, whether or not that shareholder is a controlling shareholder in connection with the approval of the resolution to appoint an External Director and the Exemption Section. In the absence of indication whether a shareholder is a controlling shareholder with regard to the approval of a resolution, such shares will not be voted with regard to that resolution and will be deemed to have abstained.

"Control" in the Companies Law is defined as: “the ability to direct the activity of a corporation, excluding an ability deriving merely from holding an office of director or another office in the corporation, and a person shall be presumed to control a corporation if he holds half or more of the means of control of the corporation.” "Means of control" of a corporation is defined as: “(i) the right to vote at a general meeting of a company or a corresponding body of another corporation; or (ii) the right to appoint directors of the corporation or its general manager.” “Controlling Shareholder” in the Companies Law is defined as: “ a shareholder who has Control in the company, including a shareholder who holds twenty five percent (25%) or more of the voting rights in the company’s general meeting if there is no other person who holds more than fifty percent (50%) of such voting rights; For the purpose of the holding of voting rights, two or more persons, each with a personal interest in the approval of the transaction brought to the approval of the company, will be considered as holding together.”

PRINCIPAL SHAREHOLDERS

The following table shows as of October 10, 2010, certain information as to the Ordinary Shares held by (i) each person who based, among other things, on Schedule 13G filings made with the Securities and Exchange Commission (the “Commission”), is known to the Company to be the beneficial owner of more than 5% of the Ordinary Shares then outstanding and (ii) all Directors and officers as a group.

Name	Number of Shares Beneficially Owned		Percentage of Shares(3)
Izhak Nakar	1,718,012	(1)	18.1%
Ido Schechter	620,281		6.5%
Skiritai Capital LLC	1,237,367		13.3%
All executive officers and directors as a group	2,849,792	(2)	29.0%

(1)	Including 1,562,735 Ordinary Shares of Nir 4 You Technologies Ltd., an Israeli company beneficially owned by Mr. Nakar.

(2)	Includes 1,718,012 Ordinary Shares beneficially owned by Izhak Nakar and 620,281 Ordinary Shares beneficially owned by Ido Schechter.

(3)
The percentage of shares is calculated by dividing the number of shares that an individual owns and the number of shares an individual has the right to acquire within 60 days, with the sum of the number of the outstanding shares of the Company and the number of shares that such individual has the right to acquire within 60 days.

REPORTING REQUIREMENTS

The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. The Company fulfills these requirements by filing or furnishing reports with the Commission. The Company’s filings with the Commission may be inspected without charge at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. The Company’s filings are also available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of the Notice and this Proxy Statement should not be taken as an admission that the Company is subject to the proxy rules under the Exchange Act.

PROPOSALS ON THE AGENDA OF THE MEETING

1.	PROPOSAL TO ELECT DIRECTORS

The Board of Directors presently consists of the following persons:  Izhak Nakar, Ido Schechter, Elie Housman, Lyron Bentovim, Asael (Asi) Karfiol and Lior Lurye.  Each of Asael Karfiol and Lior Lurye is an External Director within the meaning of the Companies Law.  Each of Asael Karfiol, Lior Lurye, Elie Housman and Lyron Bentovim is an “independent director” within the meaning of NASDAQ Rule 5605(a)(2).

The Board of Directors has unanimously recommended the persons named below for election as Directors to serve until the next annual general meeting of the Shareholders.

The following table provides certain relevant information concerning the nominees, including their principal occupations during the past five years and backgrounds:

Nominee	Age	Principal Occupation and Background
Izhak Nakar	58

Izhak Nakar founded the Company, served as its Chief Executive Officer and active chairman from inception until December 2001 and has continued to serve on the Board of Directors. Starting 2009 Izhak is serving as active chairman of the Board of Directors.  Mr. Nakar co-founded several technology companies including the Company and  TopGuard  (acquired by  Elron Software ELRNF.PK),  e-Mobilis and has founded  Anir  Vision and  NIR 4 YOU  TECHNOLOGY.  Mr. Nakar served in the Israel Air Force from 1970 to 1987, where he led various large-scale, highly technical development projects, including leading a development team that worked in cooperation with the U.S. Air Force. He received his B.Sc. in Computer Science from Bar Ilan University in 1982, and an MBA from Bar Ilan University in 1984. Mr. Nakar is a recipient of the “Israel Defense Award,” bestowed annually by the President of Israel for the development of high-tech systems in the field of intelligence for the Israeli Defense Forces. He also received the “Man of the Year Award” in Business and Management (‘95-’96) in recognition of his business accomplishments and contributions to the growth and development of Israeli high-tech companies. In addition, in 2004, Mr. Nakar was elected a member of the Board of Israel-Japan chamber of Commerce.

Elie Housman	73
Elie Housman has been a Director of the Company since May 2000 and a member of the Company’s audit committee (the “Audit Committee”) since 2002. At present, Mr. Housman is a director of ICTS International, N.V., a prominent public aviation security company and chairman of Linkury, Inc. In the past, Mr. Housman was co-owner of AP Parts, a $250 million automotive parts manufacturer and the chairman of Novo Plc. of London, a leading company in the broadcast storage and services industry. Mr. Housman will serve as a Director possessing financial and accounting expertise as determined by the Company following Section 92(a)(12) of the Companies Law.

Dr. Ido Schechter	50
Dr. Ido Schechter has been a Director of the Company since 2005 and the CEO of the Company since January 2002. From January 2001 until he became CEO, Dr. Schechter served as a vice president of the Company, in charge of the Company’s ASP2, an initiative of the Company to offer data collection services via the Internet, using the eFLOW platform solution. Prior to that Dr. Schechter had been the Company’s Vice President of Sales since August 1996. From January 1995 until August 1996, Dr. Schechter served as General Manager of Super Image, a former affiliate of the Company, which operated a form processing service bureau.  Dr. Schechter is the recipient of eight honors and scholarships, has published or presented more than twenty-five articles and is a Captain in the Israeli Air Force. Dr. Schechter received his Ph.D. and M.Sc. in Plant Physiology from the University of Guelph in Ontario, Canada and his B.Sc. from the Hebrew University in Israel.

Lyron Bentovim	41
Lyron Bentovim has been a Director since November 2008. Since August 2009, Mr. Bentovim has served as the Chief Operating Officer and the Chief Financial Officer of Sunrise Telecom, a US company engaged in developing test and measurement solutions for telecom networks.  Prior to joining Sunrise Telecom, Mr. Bentovim served as a managing member and a portfolio manager for SKIRITAI Capital LLC, an investment advisor based in San Francisco which holds approximately 13.3% of the issued and outstanding capital stock of the Company. He has over 15 years of industry experience, including his experience as a member of the board of directors at RTW, Ault, Manhattan Bridge, Three-Five Systems, Sunrise Telecom, and Argonaut Technologies. Prior to SKIRITAI Capital LLC, Mr. Bentovim served as the President, COO and co-founder of WebBrix Inc. Additionally; Mr. Bentovim spent time as a Senior Engagement Manager with strategy consultancies USWeb/CKS, the Mitchell Madison Group and McKinsey & Company.  Mr. Bentovim has a MBA from Yale School of Management and a Law degree from the Hebrew University in Jerusalem.

During 2010 to date, the Board of Directors met 4 times and acted 1time by unanimous written consent. Each of the Directors attended (in person or by proxy) no fewer than 75% of those meetings.

Remuneration of Officers and Directors

For the year ended December 31, 2009, the compensation paid, and the value of benefits in kind granted, to Dr. Ido Schechter, the Company’s Chief Executive Officer, was $301,000, which was included a base salary of $231,000 and $70,000 paid to provide for automobile allowance, pension, retirement, severance, vacation or similar benefits. The compensation paid to all other persons, as a group, who were, at December 31, 2009, Directors or members of our administrative, supervisory or management bodies during that time was $1,435,000.

In the absence of instructions to the contrary, the persons named in the enclosed proxy will vote the Ordinary Shares represented thereby “FOR” the election of each of the nominees listed below.

If any of such nominees is unable to serve, the person named in the Proxy Card will vote the shares for the election of such other nominees as Board of Directors may propose. The nominees have advised that they will serve as Directors if elected.

For each individual nominee to the Board of Directors, the vote will be separate.

RESOLVED, to elect Izhak Nakar, Elie Housman, Ido Schechter and Lyron Bentovim as Directors to serve until the next annual general meeting of the Company.

The Board of Directors recommends that the Shareholders vote “FOR” the election of each of Izhak Nakar, Elie Housman, Ido Schechter and Lyron Bentovim as Directors to serve until the next annual general meeting of the Shareholders.

2.	PROPOSAL TO REELECT AN EXTERNAL DIRECTOR

Israeli law requires that the Company have two External Directors in office at all times. An External Director is appointed for a period of three years that may be extended for one additional three year period. A person may not be appointed as an External Director if he or she or his or her relative, partner, employer or any entity under his or her control, on or within the two years preceding the date of such appointment, has or had  any affiliation with the Company or with an entity controlling, controlled by or under common control with the Company. The term "affiliation" includes an employment relationship, a regular business or professional relationship, control and service as an office holder. A person may not be appointed as an External Director if such person's position or business activities create or may create a conflict of interests or interfere with such person's ability to serve in the capacity of an External Director.

Under the Companies Law and regulations promulgated under it, a person is qualified to serve as an External Director only if he or she possesses accounting and financial expertise or professional competence. At least one of the External Directors must have accounting and financial expertise.

At the annual meeting held on December 20, 2007, the election of Mr. Asael (Asi) Karfiol as an External Director of the Company was approved by the Company’s Shareholders. His appointment is about to expire. The Board of Directors recommends that Mr. Karfiol be elected as an External Director for an additional three-year term. Mr. Karfiol has declared and warranted to the Company that he fully meets all the conditions mandated by the Companies Law for service as an External Director. The Board of Directors has determined that Mr. Karfiol has accounting and financial expertise as required for purposes of the Companies Law and as necessary to qualify as a financially sophisticated Audit Committee member under NASDAQ rules.

Follows certain relevant information concerning the recommended External Director, including his principal occupation during the past five years:

Nominee	Age	Principal Occupation
Asael (Asi) Karfiol	47

Asi  Karfiol, I.D. no.058089939 is an Israeli citizen who resides at 6 Dori Ya'akov St. Ra'anana, 43398.

Mr. Karfiol has been active in the field of venture capital and investment banking for more than 15 years in which he incorporates his financial education and expertise together with his technological and marketing education and expertise. Mr. Karfiol is a Partner and an Executive Director in Mooreland Partners, a global technology focused investment banking firm based in Greenwich Connecticut, with offices in New York, the Silicon Valley and London. Prior to that, Mr. Karfiol served as General Partner at Hyperion Israel Venture Partners for seven years. From 1995 through 2001, Mr. Karfiol served as Vice President at Ascend Venture Capital, an Israeli venture capital fund and at ITI – Integrated Technologies of Israel, an American-Israeli investment company. Prior to that, Mr. Karfiol served as Marketing Manager for the Keter Plastic Group and as General Manager of a strategic international marketing consulting firm for leading Israeli corporations. Mr. Karfiol holds a B.Sc. (summa cum laude) in Electrical Engineering and an MBA (magna cum laude) from Tel Aviv University. Mr. Karfiol possesses professional competence as required by the Companies Law and regulations deriving thereof.

RESOLVED, to reelect Mr. Asael Karfiol as an External Director to serve for an additional period of three years until December 20, 2013.

The Board of Directors recommends that the shareholders vote "FOR" the reelection of Mr. Karfiol as external Director.

3.	PROPOSAL TO APPROVE THE TERMS OF COMPENSATION OF THE DIRECTORS FOR 2011.

Pursuant to Israeli law, the terms of compensation of members of the board of directors of a publicly traded company require approval of the audit committee, the board of directors and the shareholders of such company. At the recommendation of the Company’s compensation committee (the “Compensation Committee”) the Audit Committee and the Board of Directors have approved the following terms of compensation for the Directors:

1.
Each of Mr. Elie Housman, Mr. Izhak Nakar and Mr. Lyron Bentovim will receive compensation for his service as a member of the Board of Directors, for 2011, in the amount of NIS 15,570 (approximately US$4,097) per year and NIS 3,000 (approximately US$789) for each meeting of the Board of Directors or a committee in which they participate. This compensation is equal to the compensation received by them during 2010.

2.
Each of Mr. Asael Karfiol and  Ms. Lior Lurye will serve in 2011 on both the Board of Directors and the Audit Committee, and will receive compensation for his or her service, in the amount of NIS 27,075 (approximately US$6,942) per year and an amount of NIS 2,120 (approximately US$544) for each meeting of the Board of Directors or of the Audit Committee in which they will participate.

3.
Dr. Schechter has waived, for 2011, any separate compensation in return for serving as a Director in excess of his compensation as the Chief Executive Officer of the Company in accordance with Proposal 4.

The Audit Committee approved the above compensation for the Directors on October 19. The Board of Directors approved the above compensation on October 19.

RESOLVED, to approve the terms of compensation of the Directors of the Company for 2011 as proposed above.

The Board of Directors expresses no recommendation as to the vote on the above resolutions.

4.	PROPOSAL TO APPROVE THE TERMS OF COMPENSATION OF DR. IDO SCHECHTER, THE COMPANY’S CHIEF EXECUTIVE OFFICER, FOR 2011.

Dr. Ido Schechter currently serves as both a Director and the Chief Executive Officer of the Company. Pursuant to Israeli law, the terms of compensation of a director of a publicly traded company, including with respect to such director’s services in other positions or capacities, must be approved by the audit committee, the board of directors and the shareholders of such company. At the recommendation of the Compensation Committee, the Audit Committee approved and recommended to the Board of Directors to approve and the Board of Directors approved the following terms of compensation for Dr. Schechter:

In 2008, Dr. Schechter voluntary reduced his salary by 10% pending an improvement in the Company’s cash flow. In light of the Company’s financial results in 2009 and during the first two quarters of 2010, Dr. Schechter's monthly gross salary will be returned - commencing January 1, 2011 - to its level prior to the said voluntary reduction - i.e. NIS 81,600 per month plus use of a car, managers insurance and an educational fund. Dr. Schechter also has various statutory rights as an employee.

Dr. Schechter has waived and will not be entitled to receive the annual and per meeting payments payable to the other Directors.

The Audit Committee approved the above terms of compensation for Dr. Schechter on October 17, 2010. The Board of Directors approved the above terms of compensation to Dr. Schechter on October 17, 2010.

RESOLVED, to approve the terms of compensation of the Company’s Chief Executive Officer for 2011 as proposed above.

The Board of Directors recommends that the Shareholders vote “FOR” the approval of the terms of compensation to Dr. Schechter as set forth in proposal No. 3.

5.	PROPOSAL TO APPROVE THE TERMS OF COMPENSATION OF MR. IZHAK NAKAR, AS THE COMPANY’S ACTIVE CHAIRMAN OF THE BOARD OF DIRECTORS, FOR 2011.

Izhak Nakar currently serves as a Director and as the active Chairman of the Board of Directors (the “Chairman of the Board”). Pursuant to Israeli law, the terms of compensation of a director of a publicly traded company, including with respect to such director’s services in other positions or capacities, must be approved by the Audit Committee, the Board of Directors and the Shareholders. At the recommendation of the Compensation Committee, the Audit Committee and the Board of Directors have approved the following terms of compensation for Mr. Nakar:

1.
In respect of his facilitation services and other assistance to be rendered to the Company anywhere in the world with a view to expanding the Company’s business worldwide, for each Calendar Year, Mr. Nakar shall be entitled to compensation consisting of a daily fee as approved at the December 20, 2007 annual general meeting.

2.
In respect of assistance with regard to projects outside the ordinary course of business that Mr. Nakar may give to the Company, for each Calendar Year, Mr. Nakar will be entitled to a bonus of a type and at a level to be determined by the Compensation Committee, the Audit Committee and the Board of Directors in their discretion.

The Audit Committee approved the above compensation for the Chairman of the Board on October 19. The Board of Directors approved the above compensation for the Chairman of the Board on October 19.

RESOLVED, to approve the terms of compensation of the Company's Chairman of the Board for 2011 as proposed above.

The Board of Directors recommends that the Shareholders vote “FOR” the approval of the terms of compensation to Mr. Nakar as Chairman of the Board above.

6.	PROPOSAL TO APPROVE THE EXEMPTION FROM LIABILITY OF THE COMPANY’S DIRECTORS AND OFFICERS THAT IS PART OF A PROPOSED ARRANGEMENT WITH THE COMPANY’S DEBENTURE HOLDERS

In December 2006, through the issuance of convertible debentures, the Company raised net proceeds of NIS 61,900 thousand (approximately $14,800 thousand at the date of issuance). As of December 31, 2009, the balance of outstanding debt under the debentures was approximately $11,760 thousand. The Company has agreed with its debenture holders on the principles of an arrangement regarding the payment of the principal and interest of the Company's debentures.  For a description of the arrangement between the Company and its debenture holders see the Company’s Annual Report on Form 20-F filed with the SEC on June 23, 2010.  Based on those principles, the Company has negotiated an amendment of the indenture and intends to request the court to convene another meeting of debenture holders in order to approve that amendment.  The arrangement includes a provision whereby all the parties to the arrangement, including the debenture holders, waive any claim or demand against the Company and its directors and officers in connection with their actions and omissions with relation to the consummation of the arrangement except for criminal acts perpetrated with malice (the “Exemption Section”).

The Company’s Law provides that any extraordinary transaction in which the majority of the directors have a personal interest must be approved by the Audit Committee, the Board of Directors and the shareholders.  Further, of such directors and officers hold in the aggregate, more than 25% of the issued and outstanding share capital of the Company such shareholders’ approval further requires that either:

●	at least a third of the votes of non-controlling shareholders who are present in person or by proxy, where abstentions are not counted as votes; or
●	the total number of shares held by non-controlling shareholders who voted against the election of the external Director does not exceed one percent of the aggregate voting rights in the company.

Our directors and officers hold, as a group, 25.8% of the issued and outstanding share capital of the Company. The Audit Committee has approved the Exemption Section on October 19, 2010. The Board of Directors approved the Exemption Section on October 19, 2010.  The Company now seeks the approval of its Shareholders to include the Exemption Section in the arrangement.

RESOLVED, to approve the inclusion of the Exemption Section in the arrangement with regard to the Company’s debentures.

The Board of Directors expresses no recommendation as to the vote on the above resolution.

7.	PROPOSAL TO EXTEND THE APPOINTMENT OF THE INDEPENDENT PUBLIC ACCOUNTANTS OF THE COMPANY UNTIL THE NEXT ANNUAL GENERAL MEETING OF THE COMPANY.

At the last annual meeting of Shareholders, following the recommendation of the Board of Directors, the Shareholders appointed the accounting firm of Kost, Forer & Gabbay (a member of Ernst & Young Global) as independent certified public accountants of the Company until the next annual general meeting of the Company. It is proposed to extend the appointment of Kost, Forer & Gabbay until the next annual general meeting of the Company.

The Shareholders of the Company are requested to adopt the following resolution:

        RESOLVED, to extend the appointment of Kost, Forer & Gabbay as the independent public accountants of the Company until the next annual general meeting of the Company and to authorize the Board of Directors to determine the remuneration of such auditors in accordance with the volume and nature of their services, subject to the approval of the Audit Committee.

    The Board of Directors recommends that the Shareholders vote “FOR” the approval of the extension of the appointment of the independent public accountant of the Company in accordance with the above resolution.

8.	REVIEW OF THE COMPANY’S CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2009

A copy of the Company’s audited consolidated financial statements for the year ended December 31, 2009 is available on the Company’s website at www.TopImageSystems.com and on the Distribution Sites.

At the Meeting, the Directors will present the annual report, the audited consolidated financial statements for the year ended December 31, 2009, and the auditor’s report in respect thereof and will answer appropriate questions with regard to them.

Management is not aware of any other matters to be presented at the Meeting.  If, however, any other matters should properly come before the Meeting or any adjournment thereof, the proxy confers discretionary authority with respect to acting thereon, and the persons named in the enclosed proxy will vote on such matters in accordance with their best judgment.

Shareholders are urged to complete and return their proxies promptly in order, among other things, to insure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time, and a choice is specified, the shares represented thereby will be voted as indicated thereon. If no specification is made, the proxy will be voted in favor of each of the proposals described in this Proxy Statement.

By Order of the Board of Directors
Izhak Nakar
Active Chairman of the Board of Directors
Tel Aviv, Israel
                Date:  October 20, 2010